# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD, CIK 0001340476
CUSIP: 25490H106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY, Alberta Canada (A0), T2C 1N6
Date of event which requires filing of this statement: 12/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-21-001424
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 58,038,870; shared voting power 0; sole dispositive power 58,038,870; shared dispositive power 0; aggregate amount beneficially owned 58,038,870 (30.3% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,272; shared voting power 0; sole dispositive power 2,272; shared dispositive power 0; aggregate amount beneficially owned 2,272 (0.001% of the class)
- Jones Alexander B (CIK 0001888602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 2,181; shared voting power 0; sole dispositive power 2,181; shared dispositive power 0; aggregate amount beneficially owned 2,181 (0.001% of the class)
- Zarate Adrian R (CIK 0002076027): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 25,875; shared voting power 0; sole dispositive power 25,875; shared dispositive power 0; aggregate amount beneficially owned 25,875 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY, Alberta Canada (A0), T2C 1N6

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On December 10, 2025, Alexander B. Jones ceased to serve as an employee of 22NW. Accordingly, as of such date, Mr. Jones is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person upon the filing of this Amendment No. 15 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 191,832,029 Shares outstanding as of October 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 49,955,045 Shares, constituting approximately 26.0% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 8,083,825 Shares, constituting approximately 4.2% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 2,272 Shares, constituting approximately 0.001% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 2,181 Shares, constituting approximately 0.001% of the Shares outstanding.

As of the date hereof, Mr. Zarate may be deemed to beneficially own 25,875 Shares, consisting of DSUs representing the right to receive Shares upon the termination of his service as a director of the Issuer, constituting approximately 0.01% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 58,038,870 Shares, constituting approximately 30.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 15 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement, dated December 12, 2025.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (12/12/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (12/12/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (12/12/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (12/12/2025)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (12/12/2025)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (12/12/2025)
- Jones Alexander B: /s/ Alexander B. Jones, ALEXANDER B. JONES (12/12/2025)
- Zarate Adrian R: /s/ Adrian R. Zarate, ADRIAN R. ZARATE (12/12/2025)